1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

August 21, 2018

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Foland, Attorney-Advisor
Folake Ayoola, Special Counsel

Re:	Acxiom Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 3, 2018
File No. 000-13163

Ladies and Gentlemen:

On behalf of our client, Acxiom Corporation (the “Company”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2018 (the “Staff Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on August 3, 2018 (File No. 000-13163). The Company is concurrently filing this letter via EDGAR.

In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. Unless otherwise defined in this letter, capitalized terms shall have the meaning ascribed to such terms in the Proxy Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

August 21, 2018

PREM14A

General

1.

We note that you provided the summary selected financial data for the AMS Business. Please also provide audited or unaudited financial statements of the AMS Business for the same periods. For guidance, please refer to Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and advises the Staff that it will amend the Proxy Statement to provide the referenced financial statements for the fiscal years ended March 31, 2017 and 2018 and for the three months ended June 30, 2018 of the AMS Business (the “AMS Financial Statements”). The Company is supplementally providing the AMS Financial Statements that it expects to file with the Proxy Statement to the Staff as Appendix A herewith.

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U.S. Securities and Exchange Commission

August 21, 2018

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Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8823 or Mark Bass at (202) 973-8826. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

/s/ Michael Labriola

Michael C. Labriola

cc:	Jerry Jones, Acxiom Corporation

Warren Jenson, Acxiom Corporation

Mark Bass, Wilson Sonsini Goodrich & Rosati, P.C.